Exhibit 99.1

News Release

Fang Announces Second Quarter 2016 Results

BEIJING, China, August 25, 2016 – SouFun Holdings Limited (NYSE: SFUN) (“we,” “our,” or “Fang”), the leading real estate Internet portal in China, announced today its unaudited financial results for the three months ended June 30, 2016.

Second Quarter 2016 Highlights

■	Total Revenue increased by 34.2% year-on-year to $287.0 million. Revenue from e-commerce services increased by 77.4% year-on-year to $189.5 million.

■	Operating loss was $32.8 million. Non-GAAP operating loss was $30.3 million. A description of the adjustments from GAAP to non-GAAP operating loss is detailed in the Reconciliation Statement following this earnings release.

■	Net loss attributable to Fang’s shareholders was $40.6 million. Fully diluted loss per ADS was $0.09. Non-GAAP net loss attributable to Fang’s shareholders was $39.5million. Non-GAAP fully diluted loss per ADS was $0.08. A description of the adjustments from GAAP to non-GAAP net loss attributable to Fang’s shareholders and fully diluted loss per ADS is detailed in the Reconciliation Statement following this earnings release.

■	GMV increased by 68% from $6.8 billion in the second quarter of 2015 to $11.4 billion in the second quarter. The following table shows GMV by quarter for the periods indicated.

GMV: Q2 2016 (in millions of US dollars)

							2016Q2 & 2015Q2 Variance
	2015Q1	2015Q2	2015Q3	2015Q4	2016Q1	2016Q2	Amount	%
New Home *	1,281	3,441	4,580	5,644	3,406	3,879	438	13%
Secondary Home	384	3,321	5,951	7,860	9,311	7,482	4,161	125%
Total	1,665	6,762	10,531	13,504	12,717	11,361	4,599	68%

* Only includes direct sales services.

First Half 2016 Highlights

■	Total Revenue increased by 44.6% year-on-year to $491.6 million. Revenue from e-commerce services increased by 102.3% year-on-year to $320.4million.

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■	Operating loss was $142.8 million. Non-GAAP operating loss was $138.4 million. A description of the adjustments from GAAP to non-GAAP operating loss is detailed in the Reconciliation Statement following this earnings release.

■	Net loss attributable to Fang’s shareholders was $154.3 million. Fully diluted loss per ADS was $0.32. Non-GAAP net loss attributable to Fang’s shareholders was $151.3 million. Non-GAAP fully diluted loss per ADS was $0.32. A description of the adjustments from GAAP to non-GAAP net loss attributable to Fang’s shareholders and fully diluted loss per ADS is detailed in the Reconciliation Statement following this earnings release.

“I am happy to announce another strong quarter with 34.2% growth rate for the top-line while at the same time put the cost under control” Vincent Mo, Chairman and CEO of Fang, commented. “Our transformation is on track with a healthier and sustainable growth path. We expect that Fang will return to high growth and profitability before the end of the year.”

Second Quarter 2016 Results

Revenues

Fang reported total revenues of $287.0 million for the three months ended June 30, 2016, representing an increase of 34.2% from $213.9 million for the corresponding period in 2015, primarily driven by the growth in e-commerce services.

Revenue from e-commerce services was $189.5 million for the three months ended June 30, 2016, a 77.4% increase from $106.8 million for the same period in 2015, primarily due to the rapid growth of the brokerage services for secondary home.

Revenue from marketing services was $51.4 million for the three months ended June 30, 2016, a decrease of 15.2% from $60.6 million for the corresponding period in 2015.

Revenue from listing services was $26.9 million for the three months ended June 30, 2016, a decrease of 22.3% from $34.6 million for the corresponding period in 2015.

Revenue from internet financial services was $11.1 million for the three months ended June 30, 2016, an increase of 176.4% from $4.0 million for the corresponding period in 2015, primarily due to rapid growth in our financial services to the secondary home brokerage services.

Revenue from value-added services and other services was $8.0 million for the three months ended June 30, 2016, which is higher than the $7.8 million for the corresponding period in 2015.

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Cost of Revenue

Cost of revenue was $231.1 million for the three months ended June 30, 2016, an increase of 115.9% from $107.0 million for the corresponding period in 2015. The increase in cost of revenue was mainly attributable to the cost of increased staff from the brokerage services for secondary home.

Operating Expense

Operating expenses were $88.6 million for the three months ended June 30, 2016, an increase of 4.8% from $84.5 million for the corresponding period in 2015.

Selling expenses were $52.3 million for the three months ended June 30, 2016, a decrease of 4.7% from $54.8 million for the corresponding period in 2015.

General and administrative expenses were $36.4 million for the three months ended June 30, 2016, an increase of 22.4% from $29.7 million for the corresponding period in 2015, primarily due to increasing staff cost and operating lease.

Operating Loss/Income

Operating loss was $32.8 million for the three months ended June 30, 2016, compared to operating income of $22.3 million for the corresponding period in 2015.

Income Tax Expenses

Income tax expense was $8.7 million for the three months ended June 30, 2016, compared to income tax expenses of $10.2 million for the corresponding period in 2015.

Net Loss/Income and EPS

Net loss attributable to Fang’s shareholders was $40.6 million for the three months ended June 30, 2016, compared to net income $16.2 million for the corresponding period in 2015. Loss per fully-diluted ordinary share and ADS were $0.43 and $0.09, respectively, for the three months ended June 30, 2016, compared to earnings $0.18 and $0.04 for the corresponding period in 2015.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $24.3 million loss for the three months ended June 30, 2016, compared to income of $28.4 million for the corresponding period in 2015.

Cash

As of June 30, 2016, Fang had cash, cash equivalents, and short-term investments of $759.5 million, compared to $631.7 million as of June 30, 2015. Net cash generated from operating activities was $36.5 million for the three months ended June 30, 2016, compared to cash flow generated from operating activities -of $4.1 million for the same period in 2015, primarily due to recovery of loan principal, which was $81.6 million for the three months ended June 30, 2016.

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First Half 2016 Results

Revenues

Fang reported total revenues of $491.6 million for the first half of 2016, representing an increase of 44.6% from $340.0 million for the corresponding period in 2015, primarily driven by the growth in e-commerce services.

Revenue from e-commerce services was $320.4 million for the first half of 2016, a 102.3% increase from $158.4 million for the same period in 2015, primarily due to the rapid growth of the brokerage services for secondary home.

Revenue from marketing services was $81.8 million for the first half of 2016, a decrease of 19.1% from $101.2 million for the corresponding period in 2015, primarily due to the offset by our e-commerce services.

Revenue from listing services was $51.0 million for the first half of 2016, a decrease of 12.5% from $58.3 million for the corresponding period in 2015.

Revenue from internet financial services was $21.7 million for the first half of 2016, an increase of 187.5% from $7.6 million for the corresponding period in 2015 primarily, due to rapid growth in our financial services to the secondary home brokerage services.

Revenue from value-added services and other services was $16.6 million for the first half of 2016, which is higher than the $14.5 million for the corresponding period in 2015.

Cost of Revenue

Cost of revenue was $441.0 million for the first half of 2016, an increase of 188.4% from $152.9 million for the corresponding period in 2015. The increase in cost of revenue was mainly attributable to the cost of increased staff from the brokerage services for secondary home.

Operating Expenses

Operating expenses were $193.6 million for the first half of 2016, an increase of 23.1% from $157.3 million for the corresponding period in 2015.

Selling expenses were $113.9 million for the first half of 2016, an increase of 10.3% from $103.2 million for the corresponding period in 2015, primarily due to increased depreciation expense, and increased advertising and promotional expenses.

General and administrative expenses were $79.7 million for the first half of 2016, an increase of 47.4% from $54.1 million for the corresponding period in 2015, primarily due to increasing staff cost and operating lease.

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Operating Loss/Income

Operating loss was $142.8 million for the first half of 2016, compared to operating income of $29.8 million for the corresponding period in 2015.

Income Tax Expenses

Income tax expense was $13.9 million for the first half of 2016, a 12.2% decrease compared to $15.8 million for the corresponding period in 2015.

Net Loss/Income and EPS

Net loss attributable to Fang’s shareholders was $154.3 million for the first half of 2016, compared to net income attributable to Fang’s shareholders $22.2 million for the corresponding period in 2015. Loss per fully diluted ordinary share and ADS were $1.62 and $0.32, respectively, for the first half of 2016, compared to earnings $0.25 and $0.05 for the corresponding period in 2015.

Cash

Net cash used in operating activities was $30.7 million for the first half of 2016, as compared to net cash used in operating activities of $50.7 million for the same period in 2015, primarily due to recovery of loan principal, which was $87.4 million for the six months ended June 30, 2016.

Business Outlook

Fang reiterated its total revenue guidance for 2016 of around $1,148.6 million, representing a year-on-year increase of 30.0%. We are confident that Fang is on track to achieve the target. This forecast reflects Fang’s current and preliminary view, which is subject to change.

Conference Call Information

Fang's management team will host a conference call on August 25, 2016 at 8:00 AM U.S. EST (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 6713-5090
Local Toll:
United States	+1 845-675-0437 / +1 866-519-4004
Hong Kong	+852 3018-6771 / +852 800-906-601
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 ET on August 25 through 9:59 ET September 2, 2016. The dial-in details for the telephone replay are:

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International Toll:	+61 2-8199-0299
Toll-Free:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	67850245

A live and archived webcast of the conference call will be available on Fang's website at http://ir.fang.com

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 629 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

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These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding Fang’s future financial performance, revenue guidance for 2016, growth and growth rates, and market position and continued business transformation. Statements that are not historical facts, including statements about Fang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, without limitation, whether the transactions contemplated by the restructuring of Fang’s assets and businesses will receive the requisite approvals, whether such restructuring will be carried out as planned, the impact of such restructuring on Fang’s assets and businesses, the impact of Fang's transformation from a pure Internet information platform to a transaction-oriented platform, the impact of Fang's implementation of a "zero tolerance policy" that has resulted in dismissal of employees, the impact of the slowdown in China's real estate market on Fang and the impact on revenues of our existing and new service fees reductions, the ability of Fang to retain real estate listing agencies as customers during challenging economic periods, the success of Fang's new business initiatives, the ability of Fang to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China's real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China's home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services and transactions for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans we originate and resell and the performance of those loans in the future, our ability to successfully service and process customer loans for our own benefit and for the purchasers of those loans and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

About Non-GAAP Financial Measures

To supplement Fang's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Fang uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating (loss)/income, (2) non-GAAP net (loss)/income and (3) non-GAAP basic and diluted (loss)/earnings per ordinary share and per ADS and (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

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Fang believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, realized gain on available-for-sale security, interest income and expenses, income tax expenses, and depreciation expense for the three months ended June 30, 2016, which (1) may not be indicative of Fang's recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Fang's historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation, interest income and expenses, income tax expenses, and depreciation expenses have been and will continue to be a significant recurring expense that will continue to exist in Fang's business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Mr. Kent Cangsang Huang

CFO

Phone: +86-10-5631-9668

Email: huangcangsang@fang.com

SOURCE SouFun Holdings Limited

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SouFun Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data)

	June 30,	December 31,
	2016	2015
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	642,169	817,921
Restricted cash, current	101,038	103,179
Short-term investments	16,244	62,559
Accounts receivable, net	147,600	147,516
Funds receivable	38,571	45,400
Prepayment and other current assets	49,422	60,265
Commitment deposits	9,201	10,646
Loan receivable, current	175,682	266,990
Amount due from related parties	425	262
Total current assets	1,180,352	1,514,738
Non-current assets:
Property and equipment, net	333,459	326,504
Loan receivable, non-current	54,250	55,349
Deferred tax assets, non-current	5,143	5,490
Deposit for non-current assets	239,905	137,715
Long-term investments	232,166	244,678
Other non-current assets	7,272	10,852
Total non-current assets	872,195	780,588
Total assets	2,052,547	2,295,326

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	82,941	100,000
Deferred revenue	170,237	145,321
Accrued expenses and other liabilities	327,072	361,593
Customers’ refundable fees	66,817	59,107
Income tax payable	5,165	9,948
Convertible senior notes	398,565	400,000
Total current liabilities	1,050,797	1,075,969
Non-current liabilities:
Convertible senior notes	288,660	287,887
Deferred tax liabilities, non-current	73,847	76,631
Other non-current liabilities	113	312
Total non-current liabilities	362,620	364,830
Total Liabilities	1,413,417	1,440,799

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 69,461,871 shares and 70,736,697 shares issued and outstanding as at June 30, 2016 and December 31, 2015, respectively	9,132	9,110
Class B ordinary shares, par value HK$1.00 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at June 30, 2016 and December 31, 2015, respectively	3,124	3,124
Treasure stock	(4,823)	-
Additional paid-in capital	453,384	478,391
Accumulated other comprehensive loss	(41,651)	(10,364)
Retained earnings	219,204	373,505
Total SouFun Holdings Limited shareholders' equity	638,370	853,766
Noncontrolling interests	760	761
Total equity	639,130	854,527
TOTAL LIABILITIES AND EQUITY	2,052,547	2,295,326

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SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
E-commerce services	189,514	106,831	320,418	158,373
Marketing services	51,412	60,600	81,844	101,223
Listing services	26,902	34,612	50,988	58,255
Financial services	11,104	4,018	21,729	7,558
Other value-added services and other services	8,046	7,828	16,622	14,536
Total revenues	286,978	213,889	491,601	339,945

Cost of Revenues:
Cost of services	(231,137)	(107,049)	(440,780)	(152,858)
Total Cost of Revenues	(231,137)	(107,049)	(440,780)	(152,858)

Gross Profit	55,841	106,840	50,821	187,087

Operating expenses:
Selling expenses	(52,264)	(54,829)	(113,861)	(103,216)
General and administrative expenses	(36,359)	(29,699)	(79,736)	(54,083)
Operating (Loss) Income	(32,782)	22,312	(142,776)	29,788
Foreign exchange gain	92	85	57	71
Interest income	2,960	6,664	6,473	14,708
Interest expense	(4,596)	(4,123)	(9,206)	(8,224)
Investment income	1,355	315	1,355	315
Government grants	1,067	1,079	3,667	1,381
(Loss) Income before income taxes and noncontrolling interests	(31,904)	26,332	(140,430)	38,039
Income tax expenses
Income tax expenses	(8,698)	(10,172)	(13,872)	(15,794)
Net (loss) income	(40,602)	16,160	(154,302)	22,245
Net (loss) income attributable to noncontrolling interests	(1)	(6)	1	(28)
Net (loss) income attributable to SouFun Holdings Limited’s shareholders	(40,601)	16,166	(154,303)	22,273
Other comprehensive (loss) income, net of tax
Foreign currency Translation	(26,737)	4,548	(27,890)	(71)
Unrealized gain on available-for-sale security	1,386	11,858	(3,397)	14,471
Total other comprehensive income (loss), net of tax	(25,351)	16,406	(31,287)	14,400
Comprehensive income (loss)	(65,952)	32,572	(185,590)	36,673
(Loss) Earnings per share for Class A and Class B ordinary shares
Basic	(0.43)	0.20	(1.62)	0.27
Diluted	(0.43)	0.18	(1.62)	0.25
(Loss) Earnings per ADS
Basic	(0.09)	0.04	(0.32)	0.05
Diluted	(0.09)	0.04	(0.32)	0.05
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	94,816,906	82,861,457	94,980,072	82,796,866
Diluted	94,816,906	88,230,507	94,980,072	87,866,887
Weighted average number of ADSs outstanding:
Basic	474,084,530	414,307,285	474,900,360	413,984,330
Diluted	474,084,530	441,152,535	474,900,360	439,334,435

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SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP (loss) income from operations	(32,782)	22,312	(142,776)	29,788
Share-based compensation expense	2,464	1,593	4,369	2,027
Non-GAAP (loss) income from operations	(30,318)	23,905	(138,407)	31,815

GAAP net (loss) income	(40,602)	16,160	(154,302)	22,245
Withholding tax related to dividends	-	2,135	-	3,140
Investment income	(1,355)	(315)	(1,355)	(315)
Share-based compensation expense	2,464	1,593	4,369	2,027
Non-GAAP net (loss) income	(39,493)	19,573	(151,288)	27,097

Net (loss) income attributable to SouFun Holdings Limited’s shareholders	(40,601)	16,166	(154,303)	22,273
Withholding tax related to dividends	-	2,135	-	3,140
Investment income	(1,355)	(315)	(1,355)	(315)
Share-based compensation expense	2,464	1,593	4,369	2,027
Non-GAAP net (loss) income attributable to SouFun Holdings Limited’s shareholders	(39,492)	19,579	(151,289)	27,125

GAAP (loss) earnings per share for Class A and Class B ordinary shares:
Basic	(0.43)	0.20	(1.62)	0.27
Diluted	(0.43)	0.18	(1.62)	0.25
GAAP (loss) earnings per ADS:
Basic	(0.09)	0.04	(0.32)	0.05
Diluted	(0.09)	0.04	(0.32)	0.05
Non-GAAP (loss) earnings per share for Class A and Class B ordinary shares:
Basic	(0.42)	0.24	(1.59)	0.33
Diluted	(0.42)	0.22	(1.59)	0.31
Non-GAAP (loss) earnings per ADS:
Basic	(0.08)	0.05	(0.32)	0.07
Diluted	(0.08)	0.04	(0.32)	0.06
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	94,816,906	82,861,457	94,980,072	82,796,866
Diluted	94,816,906	88,230,507	94,980,072	87,866,887
Weighted average number of ADSs outstanding:
Basic	474,084,530	414,307,285	474,900,360	413,984,330
Diluted	474,084,530	441,152,535	474,900,360	439,334,435

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SouFun Holdings Limited

Reconciliation of Non-GAAP and Adjusted EBITDA

( in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Non-GAAP Net (loss)income	(39,493)	19,573	(151,288)	27,097
Add back:
Interest expense	4,596	4,123	9,206	8,224
Income tax expenses	8,698	8,037	13,872	12,654
Depreciation expenses	4,906	3,356	9,208	6,429
Subtract:
Interest income	(2,960)	(6,664)	(6,473)	(14,708)
Adjusted EBITDA	(24,253)	28,425	(125,475)	39,696

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